Exhibit 99.1

Techfaith Invested in a Real Estate Development Project in Nanjing China.

Beijing, China, August 2, 2019 — China TechFaith Wireless Communication Technology Limited (NASDAQ: CNTF) (“TechFaith” or the “Company”), today announced that through a series of negotiation and agreements since December 2018, it made an investment into a real estate development project in Nanjing, China. Techfaith extended a five-year RMB400 million loan, with an interest rate of 10% per annum, to and obtained a 15% equity interest in such project company.

The project company acquired land use right of approximately 90,000 square meters, with plans to acquire additional lands to build real estate properties of more than 500,000 square meters in Nanjing, China. The loan received from Techfaith is solely for the purpose of project construction and development.

About TechFaith

TechFaith (NASDAQ: CNTF) is a developer, owner and operator of commercial real estate properties across China as well as a China-based mobile solutions provider for the global mobile handsets market. TechFaith continues to maintain a team of professional engineers focused on the development of ruggedized smart devices for both its consumer and enterprise segments, although it started investing in the construction of buildings and facilities in 2009 as part of its growth and business diversification strategy, gradually shifting away from its traditional focus on the mobile solutions and handset markets. For more information, please visit www.techfaithwireless.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “outlook” and similar statements. TechFaith may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, among others, and in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about TechFaith’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in TechFaith’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. TechFaith does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

CONTACTS:
In China: Jay Ji China Techfaith Wireless Communication Technology Limited Tel: 86-10-5822-8866 ir@techfaith.cn	In the U.S.: David Pasquale Global IR Partners Tel: +1 914-337-8801 cntf@globalirpartners.com